Animas Resources Ltd.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated November 4, 2009 with regards to the Amendment No. 1 to Form 20-F filed August 10, 2009 (Response Letter Dated August 7, 2009 File No. 0-53294):

Comment Number	Page	Response
1	Note 7 Share Capital, page 84 (h) Warrants, page 88	The warrants’ strike price, similar to other amounts on the financial statements, is in Canadian dollar (or the functional currency of the Company).

2	Auditors’ Report, page 96

The Company was incorporated as a capital pool company with the TSX Venture Exchange on June 26, 2006 known as “Deal Capital Ltd.” and had its first fiscal period ended July 31, 2006.  The Company then acquired three Mexican companies on July 5, 2007 and changed its name to “Animas Resources Ltd.” for the July 31, 2007 year end.  The Company changed its year end to December 31 and had a 5-month short fiscal period ended December 31, 2007.  As a result, during the current 20F filing for fiscal year ended December 31, 2008, the Company included these financial periods: (1) year ending December 31, 2008; (2) five months ending December 31, 2007; and (3) year ending July 31, 2007.

The Company believes that it could eliminate the financial statements from incorporation on June 26, 2006 to July 31, 2006.  This set of financial statements was audited by the same auditors DeVisser Gray, Chartered Accountants, and they are registered for PCAOB audits.  Their auditor’s report dated April 13, 2009 for the periods listed on the previous paragraph indicated that they conducted their audits in accordance with the PCAOB.  However, the 2006 Audit Report was not issued with this reference as it was not intended to be filed with the SEC at that time.

If you have any questions, please contact me at 604-687-3520 ext 236.

Sincerely,

“Winnie Wong”

____________________

Winnie Wong,

Chief Financial Officer

325 Howe Street, Suite 410

Vancouver, BC V6C 1Z7  Canada